UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2013

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2013

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$
		(note1)		(note1)
REVENUES
Time charter revenues (note 8a)	22,710	32,032	46,888	67,669
Net pool revenues from affiliates (note 8a)	15,493	16,136	31,591	32,449
Voyage charter revenue	2,433	—	4,283	—
Interest income from investment in term loans	2,856	2,872	5,683	5,734

Total revenues	43,492	51,040	88,445	105,852

OPERATING EXPENSES
Voyage expenses (note 8a)	2,449	107	5,362	1,429
Vessel operating expenses (note 8a)	24,832	23,002	47,886	46,223
Time-charter hire expense	1,951	644	3,937	2,305
Depreciation and amortization	11,921	18,047	23,785	36,038
General and administrative (note 8a)	3,362	2,322	6,923	3,660
Loss provision on investment in term loans (note 2)	4,511	—	4,511	—
Loss on sale of vessel and equipment (note 9)	—	—	71	—

Total operating expenses	49,026	44,122	92,475	89,655

(Loss) income from operations	(5,534)	6,918	(4,030)	16,197

OTHER ITEMS
Interest expense	(2,604)	(6,654)	(5,115)	(14,215)
Interest income	20	11	24	21
Realized and unrealized gain (loss) on derivative instruments (note 5)	2,748	(3,895)	1,982	(4,974)
Other expenses	(354)	(703)	(538)	(979)

Total other items	(190)	(11,241)	(3,647)	(20,147)

Net loss	(5,724)	(4,323)	(7,677)	(3,950)
Add: Net loss attributable to the Dropdown Predecessor (note 8c)	—	5,398	—	9,163

Net (loss) income attributable to common stockholders	(5,724)	1,075	(7,677)	5,213

Per common share amounts (note 10)
• Basic (loss) earnings attributable to stockholders of Teekay Tankers	(0.07)	0.01	(0.09)	0.07
• Diluted (loss) earnings attributable to stockholders of Teekay Tankers	(0.07)	0.01	(0.09)	0.07
Cash dividends declared	0.03	0.11	0.06	0.27
Weighted-average number of Class A and Class B common shares outstanding
• Basic	83,591,030	79,911,673	83,591,030	75,443,659
• Diluted	83,591,030	79,911,673	83,591,030	75,443,659

Related party transactions (note 8)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	June 30, 2013	December 31, 2012
	$	$
ASSETS
Current
Cash and cash equivalents	37,708	26,341
Pool receivable from affiliates, net (note 8b)	7,481	9,101
Accounts receivable	7,633	4,523
Interest receivable on investment in term loans	—	—
Vessel held for sale (note 9)	—	9,114
Due from affiliates (note 8b)	20,981	24,787
Prepaid expenses	8,077	9,714
Investment in term loans (note 2)	122,841	119,385

Total current assets	204,721	202,965

Vessels and equipment
At cost, less accumulated depreciation of $227.4 million (2012—$203.6 million)	867,035	885,992
Loan to joint venture (note 3)	9,830	9,830
Investment in joint venture (note 3)	7,289	3,457
Other non-current assets	2,958	3,412

Total assets	1,091,833	1,105,656

LIABILITIES AND EQUITY
Current
Accounts payable	2,098	3,346
Accrued liabilities	14,543	17,882
Current portion of long-term debt (note 4)	25,246	25,246
Current portion of derivative instruments (note 5)	7,184	7,200
Deferred revenue	1,302	4,564
Due to affiliates (note 8b)	22,375	3,592

Total current liabilities	72,748	61,830

Long-term debt (note 4)	704,968	710,455
Derivative instruments (note 5)	19,540	26,431
Other long-term debt	4,902	4,757

Total liabilities	802,158	803,473

Commitments and contingencies (note 3, 5 and 11)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 71.1 million class A and 12.5 million Class B shares issued and outstanding as of June 30, 2013 and December 31, 2012 (note 7)	672,744	672,560
Accumulated deficit	(383,069)	(370,377)

Total equity	289,675	302,183

Total liabilities and equity	1,091,833	1,105,656

The accompanying notes are an integral part of the unaudited financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(7,677)	(3,950)
Non-cash items:
Loss provision on investment in term loans	4,511	—
Depreciation and amortization	23,785	36,038
Unrealized (gain) loss on derivative instruments	(6,907)	259
Other	973	592
Change in operating assets and liabilities	6,969	(24,539)
Expenditures for dry docking	(3,696)	—

Net operating cash flow	17,958	8,400

FINANCING ACTIVITIES
Proceeds from long-term debt	27,136	5,000
Repayments of long-term debt	(12,623)	(900)
Prepayment of long-term debt	(20,000)	(55,000)
Proceeds from long-term debt of Dropdown Predecessor	—	2,312
Repayments of long-term debt of Dropdown Predecessor	—	(10,372)
Prepayment of long-term debt of Dropdown Predecessor	—	(15,000)
Acquisition of 13 vessels from Teekay Corporation	—	(1,078)
Net advances from affiliates	—	16,913
Contribution of capital from Teekay Corporation	—	9,728
Proceeds from issuance of Class A common stock	—	69,000
Share issuance costs	—	(3,217)
Cash dividends paid	(5,015)	(21,364)

Net financing cash flow	(10,502)	(3,978)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	9,119	—
Expenditures for vessels and equipment	(1,208)	(1,399)
Investment in joint venture	(4,000)	(3,035)

Net investing cash flow	3,911	(4,434)

Increase (decrease) in cash and cash equivalents	11,367	(12)
Cash and cash equivalents, beginning of the period	26,341	18,566

Cash and cash equivalents, end of the period	37,708	18,554

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares	Class A	Class B	Accumulated Deficit	Total
	#	$	$	$	$
Balance as at December 31, 2012	83,591	672,435	125	(370,377)	302,183

Net loss	—	—	—	(7,677)	(7,677)
Dividends declared	—	—	—	(5,015)	(5,015)
Equity-based compensation (note 7)	—	184	—	—	184

Balance as at June 30, 2013	83,591	672,619	125	(383,069)	289,675

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2012. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Company’s presentation to that of many of its peers, the cost of ship management activities of $1.4 million and $2.9 million for the three and six months ended June 30, 2013 have been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $2.1 million and $4.2 million for the three and six months ended June 30, 2012.

The acquisition of 13 conventional oil tankers from Teekay Corporation (or “Teekay”) in June 2012 (or the “2012 Acquired Business”), has been accounted for as an acquisition of interests in vessels from Teekay as a transfer of the business between entities under common control. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the Company at Teekay’s historical cost is accounted for as an equity distribution to Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to include the results of these vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) during the periods they were under common control of Teekay and had begun operations.

The acquisition of the 2012 Acquired Business was accounted for as reorganization between entities under common control. As a result, the Company’s consolidated financial statements for the three and six months ended June 30, 2012, reflect the 2012 Acquired Business as if the Company had acquired the 2012 Acquired Business when the 13 vessels began their respective operations under the ownership of Teekay. For more information about this acquisition, please refer to the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2012.

2.	Investment in Term Loans

In July 2010, the Company invested in two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans) which matured in July 2013. The loans are secured by first priority mortgages registered on two 2010-built Very Large Crude Carriers (or VLCCs). The Loans had an annual interest rate of 9% per annum and include a repayment premium feature that provided a total investment yield of approximately 10% per annum. As at June 30, 2013 and December 31, 2012, $6.6 million and $1.6 million, respectively, were recorded as accrued interest income from the investment in these term loans, and have been reclassified from interest receivable to investment in term loans on the consolidated balance sheets as at June 30, 2013 and December 31, 2012. The 9% interest income was payable in quarterly installments. The principal amount of the Loans and repayment premium were payable in full at maturity in July 2013. As at June 30, 2013 and December 31, 2012, the repayment premium included in the investment in term loans balance was $3.3 million and $2.7 million, respectively. Interest income in respect of the Loans is included in revenues in the consolidated statements of (loss) income.

The borrowers under the Loans have been in default on their interest payment obligations since January 2013 and subsequently, in default on the repayment of the loan principal as the loans matured in July 2013. In May 2013, the Company took over management of the vessels. Currently, one of the vessels is trading in the spot tanker market under the Company’s management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to the Company. The vessel’s insurers are in the process of negotiating the release of the vessel, after which it is expected the vessel will commence trading in the spot tanker market under the Company’s management. The Company recorded a $4.5 million loss provision in respect of the investment in terms loans inclusive of $6.6 million of accrued but unpaid interest as at June 30, 2013, to reflect the estimated loss that could be incurred based on the Company’s current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the two VLCC vessels.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3.	Investment in Joint Venture

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong). The Company has a 50% economic interest in the joint venture, which is jointly controlled by the Company and Wah Kwong. A VLCC jointly owned by the Company and its joint venture partner, the Hong Kong Spirit, was delivered on June 14, 2013 and commenced its five-year time-charter-out contract shortly thereafter, where it earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the unrelated party exceeds a certain threshold. The Company records its portion of equity (loss) income in other expenses in the consolidated statements of (loss) income. The equity losses recognized for the three and six months ended June 30, 2013 were $0.2 million and $0.2 million, respectively.

As of June 30, 2013, the joint venture had a loan from a financial institution of $68.6 million, which is repayable in 32 quarterly installments of $1.4 million each commencing three months after delivery of the vessel and a balloon payment of $22.6 million at its maturity. The loan is secured by a first-priority statutory mortgage on the VLCC and guaranteed by both the Company and Wah Kwong. The Company’s exposure on this loan is limited to its 50% guarantee of the loan. In addition, the joint venture also entered into an interest rate swap agreement for the full notional amount of the loan fixed at a rate of 1.47% that requires quarterly payments in March, June, September and December until June 2018.

As at June 30, 2013, the carrying value of the Company’s investment in the joint venture was $7.3 million and the Company had also advanced an additional $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan.

4.	Long-Term Debt

	June 30, 2013	December 31, 2012
	$	$
Revolving Credit Facilities due through 2018	558,032	555,472
Term Loans due through 2021	172,182	180,229

	730,214	735,701
Less current portion	(25,246)	(25,246)

Total	704,968	710,455

As at June 30, 2013, the Company had three revolving credit facilities (or the Revolvers), which provided for aggregate borrowings of up to $775.8 million, of which $217.8 million was undrawn. Interest payments are based on LIBOR plus margins, which at June 30, 2013, ranged between 0.45% and 0.60% (December 31, 2012: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $47.0 million (remainder of 2013), $94.0 million (2014), $120.9 million (2015), $89.1 million (2016), $395.9 million (2017) and $28.9 million thereafter. As at June 30, 2013, the Revolvers are collateralized by 21 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at June 30, 2013, this ratio was 114%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. The remaining two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at June 30, 2013, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at June 30, 2013, the Company had three term loans outstanding, which totaled $172.2 million (December 31, 2012—$180.2 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At June 30, 2013, the margins ranged from 0.30% to 1.0% (December 31, 2012: 0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 120% of the total outstanding balance for the facility period. As at June 30, 2013, the loan to value ratios were 127% and 311%, respectively. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at June 30, 2013, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2013, was 1.2% (December 31, 2012 – 1.2%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 5).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to June 30, 2013 are $12.6 million (remaining 2013), $25.2 million (2014), $58.5 million (2015), $108.1 million (2016), $415.3 million (2017) and $110.5 million (thereafter).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of (loss) income. During the three and six months ended June 30, 2013, the Company recognized realized losses of $2.5 million and $4.9 million and unrealized gains of $5.3 million and $6.9 million, respectively, relating to its interest rate swaps. During the three and six months ended June 30, 2012, the Company recognized realized losses of $2.4 million and $4.8 million and unrealized losses of $1.5 million and $0.2 million, respectively, relating to its interest rate swaps.

The following summarizes the Company’s derivative positions as at June 30, 2013:

			Fair Value / Carrying Amount of Asset (Liability)
	Interest Rate Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	200,000	(9,871)	3.3	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	100,000	(16,848)	4.3	5.55
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	45,000	(6)	0.1	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of June 30, 2013 ranged from 0.3% to 1.0%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

As at June 30, 2013, the Company had several interest rate swaps with the same counterparty that are subject to the same master agreement, which provides for the net settlement of all swaps subject to the master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at June 30, 2013, these interest rate swaps had an aggregate fair value liability amount of $11.0 million.

6.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

		June 30, 2013		December 31, 2012
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability)	Fair Value Asset / (Liability)	Carrying Amount Asset / (Liability)	Fair Value Asset / (Liability)
		$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	37,708	37,708	26,341	26,341
Derivative instruments
Interest rate swap agreements	Level 2	(26,724)	(26,724)	(33,631)	(33,631)
Non-Recurring:
Vessels and equipment	Level 2	—	—	252,068	252,068
Vessel held for sale (note 9)	Level 2	—	—	9,114	9,114
Other:
Investment in term loans and interest receivable	Level 3	122,841	119,929	119,385	117,784
Loan to joint venture	Note (1)	9,830	Note (1)	9,830	Note (1)
Long-term debt, including current portion	Level 2	(730,214)	(654,674)	(735,701)	(648,724)

(1)	The Company’s loan to the joint venture, together with the Company’s equity investment in the joint venture form the aggregate carrying value of the Company’s interest in an entity accounted for by the equity method in these consolidated financial statements. The fair value of the individual components of such aggregate interest as at June 30, 2013 and December 31, 2012 was not determinable.

b)	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2013	December 31, 2012
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Investment in term loans (see Note 2)	Collateral	Non-Performing	122,841	119,385
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			132,671	129,215

7.	Stock-Based Compensation

In March 2013, 142,157 Class A common shares, with an aggregate value of $0.4 million were granted to the Company’s non-management directors as part of their annual compensation for 2013. These Class A common shares were purchased on the open market and distributed to the directors.

The Company grants restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain employees of Teekay Corporation’s subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative in the Company’s consolidated statements of (loss) income.

During March 2013, the Company granted 411,629 restricted stock units with a grant date fair value of $1.0 million to certain employees of Teekay’s subsidiaries, which provide services to the Company, based on the Company’s closing share price on the grant date. Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of common shares. During the three and six months ended June 30, 2013, the Company recorded an expense of $0.1 million and $0.2 million, respectively (2012—$nil) related to the restricted stock units.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.	Related Party Transactions

a.	Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). The Company also has chartered out tankers to Teekay. For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Pooling Agreements” in our Annual Report on From 20-F for the year ended December 31, 2012. Amounts paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$
Time-charter revenues (i)	3,671	3,671	7,302	7,342
Pool management fees and commissions (ii)	967	801	1,997	1,647
Commercial management fees (iii)	264	204	570	421
Vessel operating expenses—crew training	268	522	666	1,102
Vessel operating expenses—technical management fee (iv)	1,412	2,080	2,859	4,152
General and administrative (v)	2,717	1,041	5,446	2,017
General and administrative—Dropdown Predecessor	—	1,697	—	2,958
Interest Expense—Dropdown Predecessor	—	5,335	—	11,658

(i)	The Company chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expire in 2014.
(ii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of (loss) income.
(iii)	The Manager’s commercial management fees for vessels on time-charter out contracts, which are reflected in voyage expenses on the Company’s consolidated statements of (loss) income.
(iv)	The cost of ship management services provided by the Manager of $1.4 million and $2.9 million for the three and six months ended June 30, 2013, respectively, have been presented as vessel operating expenses (see Note 1). The amount reclassified from general and administrative to vessel operating expenses in the comparable periods to conform to the presentation adopted in the current periods were $2.1 million and $4.2 million, respectively.
(v)	The Manager’s strategic and administrative service fees.

b.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $4.1 million and $4.9 million was payable to the Manager as at June 30, 2013 and December 31, 2012, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in due to affiliates on the consolidated balance sheets. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $19.7 million and $16.6 million as at June 30, 2013 and December 31, 2012, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when vessels leave the pools.

c.	During June 2012, the Company acquired the 2012 Acquired Business from Teekay, which consisted of seven conventional oil tankers and six product tankers and related time-charter contracts, debt facilities and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million. Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As partial consideration for this acquisition, the Company issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay.

9.	Vessel Sale

In January 2013, the Company completed the sale of the Aframax tanker, Nassau Spirit, for proceeds of $9.1 million. The vessel was classified as held for sale on the consolidated balance sheet as at December 31, 2012, when its net book value was written down to its sale proceeds net of cash outlays to complete the sale.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	(Loss) Earnings Per Share

The net (loss) income attributable to common stockholders and (loss) earnings per common share are presented in the table below.

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$
Net loss	(5,724)	(4,323)	(7,677)	(3,950)
Add: Net loss attributable to the Dropdown Predecessor	—	5,398	—	9,163

Net (loss) income attributable to common stockholders	(5,724)	1,075	(7,677)	5,213

Weighted average number of common shares—basic	83,591,030	79,911,673	83,591,030	75,443,659

Weighted average number of common shares—diluted	83,591,030	79,911,673	83,591,030	75,443,659

(Loss) earnings per common share:
- Basic	$(0.07)	$0.01	$(0.09)	$0.07
- Diluted	$(0.07)	$0.01	$(0.09)	$0.07

11.	Newbuilding Agreement

On April 8, 2013, the Company entered into an agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In late-May 2013, STX commenced a voluntary financial restructuring with its lenders and as a result, STX’s refund guarantee applications were temporarily suspended. The Company has not yet received any refund guarantees as at June 30, 2013. The first installment payment required under the newbuilding agreement is equal to 10% of the contract price in respect of the initial four vessels and is due and payable within five business days after refund guarantees are received. The Company intends to finance the installment payments for the four newbuilding vessels with its existing liquidity and expects to secure long-term debt financing for the vessels prior to their scheduled deliveries in late-2015 and early-2016. According to the existing newbuilding agreement, payments required as at June 30, 2013 were $17.0 million (remainder of 2013), $8.5 million (2014), $89.0 million (2015) and $63.5 million (2016). As at June 30, 2013, the Company has not made any installment payments to STX for the four newbuilding LR2 vessels and, prior to receiving the refund guarantees, the Company has the ability to cancel the newbuilding orders at its discretion.

TEEKAY TANKERS LTD.

JUNE 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 2—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

General

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As of August 1, 2013, a total of 13 of our vessels operated under fixed-rate time-charter out contracts, two of our vessels were trading in the spot market outside of pooling arrangements, and 14 of our vessels operated in the spot market in pooling arrangements, some of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay).

As at August 1, 2013, our fleet was comprised of the following vessels:

	Owned Vessels	Chartered- in Vessels	Newbuildings	Total
Fixed-rate:
Suezmax Tankers	2	—	—	2
Aframax Tankers	9	—	—	9
MR Product Tankers(1)	1	—	—	1
VLCC Tankers(2)	1	—	—	1

Total Fixed-Rate Fleet(3)	13	—	—	13

Spot-rate:
Suezmax Tankers	8	—	—	8
Aframax Tankers(4)	2	1	—	3
LR2 Product Tankers(5)(6)	3	—	4	7
MR Product Tankers	2	—	—	2

Total Spot Fleet(7)	15	1	4	20

Total Teekay Tankers Fleet	28	1	4	33

1.	Medium Range (MR) product tankers.
2.	We own a Very Large Crude Carrier (VLCC) newbuilding through a 50/50 joint venture. Please read Significant Developments in 2013 below.
3.	Including the recently delivered 50% owned VLCC, three time-charter out contracts are scheduled to expire in 2013, four in 2014, two in 2015, three in 2016, none in 2017 and one in 2018.
4.	One time-charter in contract that expired in July 2013 was not extended and the remaining time-charter in is scheduled to expire in 2014. This time-charter-in contract has options to extend for a 12-month period at escalating rates
5.	Long Range 2 (LR2) product tankers.
6.	Including the newbuilding orders entered into in early April, 2013. Please also read Significant Developments in 2013 below.
7.	As at August 1, 2013, the four vessel class pooling arrangements in which we participate, including vessels owned by other pool members, were comprised of a total of 33 Suezmax tankers; 29 Aframax tankers; 18 LR2 tankers and 72 MR and Handy tanker vessels, respectively.

Significant Developments in 2013

Commencing in the first quarter of 2013, we have paid a fixed quarterly dividend of $0.03 per share on our common shares, subject to the review of our Board of Directors from time to time. Up to and including the quarter ended December 31, 2012, we had distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors.

On June 14, 2013, the newly-built VLCC, the Hong Kong Spirit¸ which is jointly owned by us and our joint-venture partner, Wah Kwong Maritime Transport Holdings Ltd., delivered from the yard and subsequently commenced its five-year time-charter contract with a major Chinese shipping company. During the five-year term of the contract, the vessel will earn a fixed daily rate and an additional amount if the daily rate of any sub-charter exceeds a certain threshold. We are entitled to 50% of the net income or loss as earned by the VLCC and recognize this amount in our consolidated statements of loss (income). Please read “Item 1 – Financial Statements—Note 3 – Investment in Joint Venture”.

In July 2010, we invested $115 million in two loans maturing in July 2013 secured by first priority mortgages registered on two 2010-built VLCC vessels. The borrowers have been in default on their interest payment obligations since January 2013 and subsequently in default on the repayment of the loan principal as the loans matured in July 2013. As a result, we entered into discussions with the borrowers and the second priority mortgagee of the vessels to realize on our security for the loans. In May 2013, we took over management of the vessels. Currently, one of the vessels is trading in the spot tanker market under our management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to us. The vessel’s insurers are in the process of negotiating the release of the vessel, after which it is expected the vessel will commence trading in the spot tanker market under our management. In the second quarter of 2013, we recorded a $4.5 million loss provision on the investment in terms loans, inclusive of $6.6 million of accrued but unpaid interest as at June 30, 2013, to reflect the estimated loss that could be incurred based on our current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the two VLCC vessels. However, there is a possibility that actual results could vary from our estimates, including earning lower rates from the vessels in the spot or time-charter markets, incurring higher costs to operate the vessels or that the value of 2010-built VLCC tankers will decline further. The carrying value of the loans will be adjusted each subsequent reporting period to reflect any changes in the present value of the expected future cash flows. Please read “Item 1 – Financial Statements—Note 2 – Investment in Term Loans”.

In early April 2013, we ordered four fuel-efficient 113,000 dead-weight tonne Long Range 2 (LR2) product tankers from STX Offshore & Shipbuilding Co., Ltd. (STX) plus options to order additional vessels. Upon delivery, it is expected that the four vessels will operate in Teekay’s Taurus Tankers LR2 Pool. The payments of our first shipyard installments to STX are contingent on our receiving refund guarantees for the shipyard installment payments. In late May 2013, STX commenced a voluntary financial restructuring with its lenders, during which STX’s refund guarantee applications were temporarily suspended. On July 31, 2013, STX announced it had completed its financial restructuring process. STX has indicated that certain amendments to the terms of the contracts with us may be required in order to secure the issuance of refund guarantees. We have not agreed to any such amendments. To date, we have not made any installment payments to STX for the four newbuilding LR2 vessels, and prior to receiving the refund guarantees, we have the right to cancel the newbuilding orders at our discretion. Please read Note 11—Newbuilding Agreement included in our consolidated financial statements.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three and Six Months Ended June 30, 2013 versus Three and Six Months Ended June 30, 2012

The following table presents our operating results for the three and six months ended June 30, 2013 and 2012, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended		Six Months Ended
(in thousands of U.S. dollars)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Revenues	40,636	48,168	82,762	100,118
Interest income from investment in term loans	2,856	2,872	5,683	5,734
Less: Voyage expenses	(2,449)	(107)	(5,362)	(1,429)

Net revenues	41,043	50,933	83,083	104,423

Vessel operating expenses	24,832	23,002	47,886	46,223
Time-charter hire expense	1,951	644	3,937	2,305
Depreciation and amortization	11,921	18,047	23,785	36,038
General and administrative	3,362	2,322	6,923	3,660
Loss provision on investment in term loans	4,511	—	4,511	—
Net loss on sale of vessel	—	—	71	—

(Loss) income from operations	(5,534)	6,918	(4,030)	16,197

Interest expense	(2,604)	(6,654)	(5,115)	(14,215)
Interest income	20	11	24	21
Realized and unrealized gain (loss) on derivative instruments	2,748	(3,895)	1,982	(4,974)
Other expenses	(354)	(703)	(538)	(979)

Net loss	(5,724)	(4,323)	(7,677)	(3,950)

Tanker Market

Crude tanker spot rates declined slightly during the second quarter of 2013 and remain at comparatively low levels on a historical basis. In the Suezmax sector, a continued decline in U.S. crude oil imports from West Africa due to increased U.S. domestic crude oil production, coupled with a weak VLCC market, put downward pressure on Suezmax spot tanker rates. In the Aframax sector, a reduction in Russian seaborne crude exports and a decline in production from North Sea fields due to seasonal maintenance, negatively impacted Aframax tanker demand during the second quarter. However, other factors provided support to crude tanker rates during the second quarter, particularly in the Pacific region, as Asian refineries returned to production following spring maintenance. In the Atlantic basin, weather delays in the U.S. Gulf region tightened vessel supply at times during the second quarter although no significant tropical storm-related disruptions have occurred yet.

Asian naphtha imports averaged one million tonnes per month in the second quarter of 2013, which was positive for LR2 product tanker demand. However, several LR2 product tankers which had previously been trading in the crude oil spot market switched and started to compete for refined product cargoes, placing downward pressure on LR2 spot rates towards the end of the second quarter.

During the first half of 2013, 14.6 million deadweight tonnes (mdwt) of tankers were delivered into the world tanker fleet, the lowest first half delivery total since 2006. The level of tanker removals was relatively low at 4.1 mdwt during the first half of 2013, which resulted in net fleet growth of 10.5 mdwt, or approximately 2.1%. The current world tanker orderbook of 51 mdwt is the lowest level since February 2001 on an absolute basis, and the lowest since April 1997 on a percentage of the total world fleet basis (approximately 10%). Since the start of 2013, there has been an increase in new tanker orders, with 12.5 mdwt ordered in the first six months of the year compared to 6.6 mdwt ordered in the same period of 2012. Most of these orders have been for Medium-Range (MR) and LR2 product tanker vessels. Relative to historical levels, the current pace of newbuild tanker ordering remains low compared to the annual average contracting rate of 35.8 mdwt between 2000 to 2012.

The International Monetary Fund recently downgraded its outlook for GDP growth in 2013 to 3.1% down from 3.3% in its previous forecast, and 3.8% for 2014, down from 4.0% previously. The current outlook for 2013 oil demand growth is a modest increase of 0.9 million barrels per day (mb/d) based on the average of the International Energy Agency (IEA), Energy Information Administration (EIA), and OPEC forecasts. For 2014, the oil demand outlook is more positive, with the IEA, EIA and OPEC forecasting an average global oil demand growth of 1.2 mb/d, mainly driven by the non-OECD countries and China in particular. However, the level of OPEC oil production is expected to decline by 0.2 mb/d in 2014 as non-OPEC supply growth, led by the United States, is forecasted to outpace demand growth, which could dampen demand for large crude oil tankers.

Fleet and TCE Rates

As at June 30, 2013, we owned 27 double-hulled conventional oil tankers, time-chartered in two Aframax vessels from a third party, and owned a 50% interest in one VLCC which delivered on June 14, 2013. The financial results of the Dropdown Predecessor (Please read Item 1 – Financial Statements—Note 1 – Basis of Presentation and Note 8 – Related Party Transactions) have been included, for accounting purposes, in the three and six month periods ended June 30, 2012.

	Three Months Ended June 30, 2013			Three Months Ended June 30, 2012
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts—Suezmax	$8,352	728	$12,150	$10,763	477	$22,564
Voyage-charter contracts—Aframax	$3,030	267	$12,406	$3,618	341	$10,610
Voyage-charter contracts—LR2	$3,262	273	$12,795	$3,005	273	$11,007
Voyage-charter contracts—MR	$1,580	159	$13,905	—	—	—
Time-charter out contracts—Suezmax	$3,638	182	$20,228	$9,408	419	$22,453
Time-charter out contracts—Aframax	$14,560	877	$17,094	$15,087	796	$18,954
Time-charter out contracts—MR	$3,765	114	$33,425	$7,165	273	$26,245

Total	$38,187	2,600	$14,687	$49,046	2,579	$19,017

(1)	Excludes a total of $1.3 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.2 million in off-hire bunker and other revenues.
(2)	Excludes interest income from investment in term loans of $2.9 million for each of the three-month periods June 30, 2013 and 2012, respectively.
(3)	Excludes a total of $1.1 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.3 million in off-hire bunker and other revenues.

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts—Suezmax	$17,883	1,418	$12,611	$19,937	840	$23,735
Voyage-charter contracts—Aframax	$6,574	623	$10,552	$8,757	745	$11,754
Voyage-charter contracts—LR2	$7,407	543	$13,641	$5,705	546	$10,449
Voyage-charter contracts—MR	$1,851	191	$9,691	—	—	—
Time-charter out contracts—Suezmax	$7,349	370	$19,862	$22,243	954	$23,316
Time-charter out contracts—Aframax	$28,514	1,686	$16,912	$30,269	1,612	$18,777
Time-charter out contracts—MR	$10,034	332	$30,223	$14,088	546	$25,802

Total	$79,612	5,163	$15,420	$100,999	5,243	$19,264

(1)	Excludes a total of $2.6 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.1 million in off-hire bunker and other revenues.
(2)	Excludes interest income from investment in term loans of $5.7 million for each of the six months ended June 30, 2013 and 2012, respectively.
(3)	Excludes a total of $2.2 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in off-hire bunker and other revenues.

Net Revenues. Net revenues were $41.0 million and $83.1 million for the three and six months ended June 30, 2013 compared to $50.9 million and $104.4 million for the same periods in 2012. The net decreases were primarily due to:

•	a net decrease of $8.2 million and $16.9 million for the three and six months ended June 30, 2013, respectively, relating to the lower average realized TCE rates earned by our Suezmax tankers;

•	a net decrease of $1.1 million and $3.9 million for the three and six months ended June 30, 2013, respectively, relating to the lower average realized TCE rates earned by our Aframax tankers; and

•	a net decrease of $1.8 million and $2.2 million for the three and six months ended June 30, 2013, respectively, relating to the redelivery of two of our three MR tankers from their respective time-charter out contracts and the trading of such vessels at lower rates in the spot market and in a pooling arrangement during the second quarter of 2013;

partially offset by

•	a net increase of $0.3 million and $1.7 million for the three and six months ended June 30, 2013, respectively, due to higher average realized rates earned by our LR2 product tankers compared to the same period in 2012; and

Vessel Operating Expenses. Vessel operating expenses were $24.8 million and $47.9 million for the three and six months ended June 30, 2013 compared to $23.0 million and $46.2 million for the same periods in 2012. The net changes in operating expenses were primarily due to:

•	an increase of $1.0 million and $1.0 million for the three and six months ended June 30, 2013, respectively, relating to increased purchases relating to spares and consumables;

•	an increase of $1.0 million and $0.8 million for the three and six months ended June 30, 2013, respectively, for increased crewing and manning costs;

•	an increase of $0.5 million and $1.0 million for the three and six months ended June 30, 2013, respectively, relating to inspections, port costs and services incurred; and

•	an increase of $0.3 million and $0.4 million for the three and six months ended June 30, 2013, respectively, relating to insurance costs;

partially offset by

•	a decrease of $0.7 million and $1.3 million for the three and six months ended June 30, 2013 respectively, relating to lower ship management services fees incurred; and

•	a decrease of $0.1 million and $0.9 million for the three and six months ended June 30, 2013 respectively, due to the sale of the Nassau Spirit in the first quarter of 2013.

Time-charter Hire Expense. Time-charter hire expenses were $2.0 million and $3.9 million for the three and six months ended June 30, 2013, respectively, compared to $0.6 million and $2.3 million for the same periods last year. We had the equivalent of two time-chartered in vessels in our fleet trading in the Teekay Aframax pooling arrangement in the three months ended June 30, 2013 compared to only one in the same period in 2012. While there were the same number of time chartered-in vessels in our fleet for the six months ended June 30, 2013 and 2012, respectively, the average rates were higher for the two time chartered-in vessels in our fleet in the six months ended June 30, 2013, compared with the rates of the time charter-in vessels in our fleet for the same periods in 2012.

Depreciation and Amortization. Depreciation and amortization was $11.9 million and $23.8 million for the three and six months ended June 30, 2013, respectively, compared to $18.0 million and $36.0 million for the same periods in the prior year. The decreases in 2013 relate primarily to the asset impairment charges recorded in the fourth quarter of 2012 related to seven Suezmax tankers, four Aframax tankers and one medium-range product tanker.

General and Administrative Expenses. General and administrative expenses were $3.4 million and $6.9 million for the three and six months ended June 30, 2013 compared to $2.3 million and $3.7 million in the same periods last year. The increases were primarily due to:

•	an increase of $1.9 million for the six months ended June 30, 2013 for management fees resulting from a larger fleet in 2013 compared to the same period in 2012 and accelerated timing of recognition of stock-based compensation provided to certain executives of Teekay’s subsidiaries; and

•	a net increase of $0.3 million for the three months ended June 30, 2013 primarily due to timing of when corporate expenses were incurred compared to the same period in 2012.

Loss Provision on Investment in Term Loans. A loss provision on investment in term loans for the three and six months ended June 30, 2013 reflects the estimated loss that could be incurred based on our current estimates of amounts recoverable from future operating cash flows from and net proceeds from the sale of the two VLCC vessels securing our investments in the two term loans. Please read Note 2 – Investment in Term Loans included in our consolidated financial statements.

Interest Expense. Interest expense was $2.6 million and $5.1 million for the three and six months ended June 30, 2013 compared to $6.7 million and $14.2 million for the same periods last year, primarily due to the interest expense allocation related to the Dropdown Predecessor in the three months ended June 30, 2012. Long-term debt of the Dropdown Predecessor, bearing interest at 8.5%, was replaced with revolving credit facilities, which had an average outstanding interest rate of approximately 1%, and as debt levels related to the 2012 Acquired Business were reduced after the date we acquired it.

Realized and unrealized gains and losses on derivative instruments. Realized and unrealized gains on interest rate swaps were $2.7 million and $2.0 million for the three and six months ended June 30, 2013, respectively, compared to realized and unrealized losses of $3.9 million and $5.0 million for the same periods last year. As at June 30, 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of $345.0 million and with weighted average fixed rates of 3.3%, compared to $415.0 million and with weighted average fixed rates of 2.5%.

The change in the fair value of the interest rate swaps resulted in unrealized gains of $5.3 million and $6.9 million for the three and six months ended June 30, 2013, respectively, compared to unrealized losses of $1.5 million and unrealized gains of $1.3 million for the same periods last year, and was primarily due to increases in forward interest rates.

Net (loss) income. As a result of the foregoing factors, we incurred net losses of $5.7 million and $7.7 million for the three and six months ended June 30, 2013, compared to net losses of $4.3 million and $4.0 million for the same periods in 2012.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at June 30, 2013, our total cash and cash equivalents were $37.7 million. Our total liquidity, including cash and undrawn credit facilities, was $255.5 million as at June 30, 2013, compared to $327.3 million as at December 31, 2012. As a result of the sale of the Nassau Spirit in January 2013, the amount we can borrow under one of our revolving credit facilities was reduced by $33.6 million. In addition, the total amount available to be drawn was reduced by a scheduled reduction of $46.1 million during the second quarter of 2013. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, and scheduled repayments of long-term debt, as well as for the funding of our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Our long-term capital needs are primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the acquisition or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of expenditures to sustain our operating capacity or revenue generated by our existing fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.

Our revolving credit facilities and term loans are described in Note 4 to our consolidated financial statements included in this Item 1 – Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2013, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended
	June 30, 2013	June 30, 2012
	(in thousands)	(in thousands)
Net cash flow provided by operating activities	17,958	8,400
Net cash flow used for financing activities	(10,502)	(3,978)
Net cash flow provided by (used for) investing activities	3,911	(4,434)

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity.

Net cash flow from operating activities increased by $9.6 million for the six months ended June 30, 2013, from $8.4 million for the six months ended June 30, 2012. This increase was primarily due to the following:

•	a net increase of $31.5 million in net working capital items as a result of timing of when operating assets and liabilities were settled. There were more payables and fewer receivables outstanding at the end of the second quarter of 2013 compared to the same period in 2012;

partially offset by:

•	a net decrease of $18.3 million in operating earnings before depreciation, amortization, unrealized gains/loss on derivative instruments, gains/losses from asset disposals and loan loss provisions; and

•	a $3.7 million decrease relating to more dry-docking costs incurred in the six months ended June 30, 2013 compared to the same period in 2012.

Financing Cash Flows

Net cash flow used for financing activities in the six months ended June 30, 2013 increased by $6.5 million compared to the same period in 2012 primarily as a result of the following:

•	a net decrease of $65.8 million in cash received from public offerings over the six months ended June 30, 2013, compared to the same period in 2012;

partially offset by:

•	a net increase of $45.5 million in cash inflows as a result of net borrowing, and net reductions in repayments and prepayments on our credit facilities. For the six months ended June 30, 2013 compared to the same period in 2012, we borrowed $22.1 million more under our revolving credit facilities; repaid $11.7 million more in scheduled debt repayments as a result of the new debt acquired as part of the 2012 Acquired Business that occurred in June 2012; and prepaid $35.0 million less on our long term debt;

•	a net decrease of $16.3 million in cash outflows from financing activities as a result of paying a fixed quarterly dividend of $0.03 per share commencing in the first quarter of 2013 compared to paying a variable quarterly dividend in same period in 2012; and

•	a net decrease of $2.5 million in cash outflows from financing activities relating to the Dropdown Predecessor financing activities for the six months ended June 30, 2013.

Investing Cash Flows

Net cash flow from investing activities in the six months ended June 30, 2013 increased by $8.3 million compared to the same period in 2012 primarily due to proceeds of $9.1 million from the sale of the Nassau Spirit which was sold in January 2013, which are partially offset by $1.0 million more cash flows advanced to the joint venture for the delivery of the jointly-owned VLCC in June 2013.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2013:

		Remainder	2014	2016
		Of	and	and	Beyond
(in millions of U.S. dollars)	Total	2013	2015	2017	2017
U.S. Dollar-Denominated Obligations
Long-term debt (1)	730.2	10.6	76.6	518.0	125.0
Chartered-in vessels (operating leases) (2)	2.4	2.3	0.1	—	—

Total(3)	732.6	12.9	76.7	518.0	125.0

(1)	Excludes all expected interest payments of $4.1 million (remaining in 2013), $15.0 million (2014 and 2015), $9.7 million (2016 and 2017) and $2.7 million (beyond 2017). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at June 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $4.4 million (2014) and $0.2 million (2015).
(3)	We entered into an agreement with STX for the construction of four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings. As at June 30, 2013, the commitment on the vessels as per agreement signed on April 8, 2013, excluding capitalized interest and other miscellaneous construction costs, totalled $178.0 million. According to the existing agreement, payments required as at June 30, 2013 were $17.0 million (remainder of 2013), $8.5 million (2014), $89.0 million (2015) and $63.5 million (2016). As at June 30, 2013, we have not made any installment payments to STX for the four newbuilding LR2 vessels, as we have not received refund guarantees. We have the ability to cancel the newbuilding order at our discretion prior to receiving the refund guarantees. Please read Note 11 – Newbuilding Agreement to our consolidated financial statements and Significant Developments in 2013 above.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2013.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended June 30, 2013 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	The timing and certainty of our future growth prospects and opportunities, including future vessel acquisitions;

•	our financial position and ability to acquire additional assets;

•	the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker charter rates and the potential for a tanker market recovery;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	future issuance of our common stock;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the impact of the fixed dividend policy on retaining more operating cash flow for investment in future growth;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the expected delivery and fully built-up cost for our four LR2 newbuildings, the expected operation of those vessels in Teekay’s Taurus Tanker LR2 Pool and our potential to exercise options for additional LR2 newbuildings;

•	the expected timing and certainty of receiving refund guarantees from STX and the expected financing of construction installment payments, and the potential for us to amend the contract terms (and the terms of any such amendments) or cancel these LR2 vessel orders prior to the time such refund guarantees are provided;

•	the nature and extent of any amendments to the contracts with STX required to secure the refund guarantees;

•	the estimated loss on our investment in two term loans, our expectation that the second of the VLCCs that secured the loans will be released from Egyptian detention and will trade in the spot tanker market, and our ability to generate positive cash flows and continue to earn a rate above the cash breakeven cost of these VLCCs in the future;

•	crewing costs for vessels;

•	the duration of dry dockings;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; our ability to recover principal and interest for two first-priority ship mortgage loans secured by two VLCC tankers; the ability of the STX shipyard to fulfill its obligations under the newbuilding contracts, including providing refund guarantees to us; our ability to access and charter and/or sell at acceptable rates or amounts, if at all, the two VLCCs that collateralize the two first-priority ship mortgage loans; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the ability of Teekay Tankers’ Board of Directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers’ Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

JUNE 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 3—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro and British Pound. As at June 30, 2013, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2013, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder							Fair Value
	of							Asset /
	2013	2014	2015	2016	2017	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	7.7	15.4	48.8	98.3	406.4	101.1	677.7	(602.5)	0.87%
Fixed rate	4.9	9.8	9.8	9.8	8.9	9.3	52.5	(52.2)	4.78%

	12.6	25.2	58.6	108.1	415.3	110.4	730.2	(654.7)
Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	—	—	—	200.0	—	—	200.0	(9.9)	2.61%
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	100.0	—	100.0	(16.8)	5.55%
U.S. Dollar-denominated interest rate swap (2)	45.0	—	—	—	—	—	45.0	—	1.19%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

TEEKAY TANKERS LTD.

JUNE 30, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factor described below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

A decline in estimated recoverable amounts from future cash flows and net proceeds from the operation and sale of two VLCC vessels as the primary collateral securing the term loans in which we have invested, could adversely affect the results of our operations and our financial condition.

We previously invested $115 million in two term loans maturing in July 2013. The term loans are collateralized by first priority mortgages on two 2010-built Very Large Crude Carriers (or VLCCs), together with other related security. The borrowers have been in default on their interest payment obligations since January 2013. As a result, the Company has taken over technical and commercial management of the vessels. Currently, one of the vessels is trading in the spot tanker market under our management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to us. If the current value of our security interest in the two VLCC tankers is insufficient to cover all amounts currently owed from the borrower, including due to earning lower rates from the vessels in the spot or time charter markets, incurring higher costs to operate the vessels, further delay in release of one VLCC from detention by Egyptian authorities, or that the value of 2010-built VLCC tankers will decline further, we may not be able to fully recover all amounts due under the loans, which would harm the results of our operations and our financial condition.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

Our 2013 Annual Meeting of Shareholders was held on June 12, 2013. The following persons were elected directors for a one-year period by the votes set forth opposite their names:

Terms Expiring in 2014	Votes For	Votes Withheld	Votes Against	Broker Non- Votes
Arthur Bensler	86,591,887	3,287,006	N/A	N/A
Bjorn Moller	86,545,545	3,333,348	N/A	N/A
Bruce Chan	86,603,358	3,275,535	N/A	N/A
Richard T. du Moulin	88,756,998	1,121,895	N/A	N/A
Richard J.F. Bronks	88,756,773	1,122,120	N/A	N/A
William Lawes	88,290,912	1,587,981	N/A	N/A

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: September 17, 2013	By: /s/ Vincent Lok Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)